UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42290

HomesToLife Ltd

(Registrant’s name)

12 Tai Seng Link

GRC Centre, #03-01A, Singapore 534233

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

In relation to the proposed secondary listing by way of introduction of the ordinary shares of HomesToLife Ltd (the “Company”) on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), the Company had received a conditional eligibility-to-list letter from the SGX-ST on October 21, 2026 and issued an introductory document on October 23, 2026 (the “Introductory Document”).

The Introductory Document contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as well as updated disclosure of certain information previously disclosed in the Company’s filings with the United States Securities Exchange Commission (“SEC Filings”). Exhibit 99.1 hereto sets forth such new, supplemental, and updated information and disclosure as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in the other SEC Filings of the Company.

On October 23, 2026, the Company issued a press release announcing that it had received a conditional eligibility-to-list letter from the SGX-ST and has issued the Introductory Document. The press release is attached hereto as Exhibit 99.2.

Exhibits No.	Description
99.1	Selected Sections of the Introductory Document
99.2	Press Release dated October 23, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: October 23, 2026	By:	/s/ Phua Yong Tat
	Name:	Phua Yong Tat
	Title:	Director and Vice-Chairman

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